UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Ltd. (the "Company"), dated August 24, 2016, announcing the Company's financial results for the second quarter ended June 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Per Heiberg
Date: August 25, 2016	Name: Per Heiberg
Title: Principal Financial Officer

EXHIBIT 1

Interim financial information
Golden Ocean Group Limited

Second quarter 2016
August 24, 2016

Golden Ocean, 2nd Quarter 2016

Highlights

•	The Company reports a net loss of $39.2 million and a loss per share (adjusted for the 1-for-5 reverse share split) of $0.37 for the second quarter of 2016.
•	The Company reports a net loss of $107.5 million and a loss per share of $1.27 for six months ended June 30, 2016.
•	In May 2016, the Company took delivery of one Capesize newbuilding.
•	In May 2016, the owner of Golden Lyderhorn exercised their option to sell the vessel to the Company.
•	In June 2016, the Company agreed to postpone delivery of six newbuildings by seven to nine months per newbuilding.
•	In July 2016, the Company agreed to sell Golden Lyderhorn to an unrelated third party with delivery in August.
•	In August 2016, the Company effected a 1-for-5 reverse share split.

Second Quarter 2016 Results

The Company reports a net loss of $39.2 million and a loss per share of $0.37 for the second quarter compared with a net loss of $68.2 million and a loss per share of $1.10 for the first quarter. The net loss in the second quarter includes (i) a gain on sale of newbuildings and amortization of deferred gain of $0.1 million, (ii) an impairment loss on a vessel held under capital lease of $1.0 million, and (iii) a loss on derivatives of $4.9 million, mainly related to unrealized losses on interest rate hedges. The net loss in the first quarter includes (i) a gain on sale of newbuildings and amortization of deferred gain of $0.1 million, (ii) an impairment loss on securities of $10.0 million, (iii) a loss on derivatives of $12.9 million, mainly related to unrealized losses on interest rate hedges, (iv) a loss provision of $1.8 million against uncollectible receivables, and (v) an impairment loss of $2.1 million relating to the Company's investment in a joint venture. If these items are excluded, the Company reports a net loss of $33.4 million for the second quarter compared with a net loss of $41.5 million for the first quarter. The decrease in this loss is primarily due to the increase in vessel earnings (or time charter equivalent revenues) of $16.2 million attributable to the improved market in the second quarter, partially offset by an increase in charter hire expenses and an increase in interest expense.

Cash and cash equivalents decreased by $42.8 million in the second quarter. The main cash movements were the payment of $41.3 million in respect of the Company's newbuilding program, proceeds from the draw down of debt of $25.0 million. In addition, $14.9 million was used in operations.

The Company reports a net loss of $107.5 million and a loss per share of $1.27 for the six months ended June 30, 2016 compared with a net loss of $110.9 million and a loss per share of $4.30 for the six months ended June 30, 2015. The net loss in the first half of 2016 includes (i) a gain on sale of newbuildings and amortization of deferred gain of $0.2 million, (ii) an impairment loss on a vessel held under capital lease of $1.0 million, (iii) an impairment loss on securities of $10.0 million, (iv) a loss on derivatives of $17.8 million, mainly related to unrealized losses on interest rate hedges, (v) a loss provision of $1.8 million against uncollectible receivables, and (vi) an impairment loss of $2.1 million relating to the Company's investment in a joint venture. The net loss in the first half of 2015 includes (i) an impairment loss on vessels and newbuildings of $141.0 million, (iii) a loss on derivatives of $0.5 million, and (iii) a bargain purchase gain of $78.9 million. If these items are excluded, the Company reports a net loss of $74.8 million for the first half of 2016 compared with a net loss of $48.3 million for the first half of 2015. The increase in this loss is primarily due to the decrease in vessel earnings of $29.1 million attributable to the full impact in the first half of 2016 of the merger with the Former Golden Ocean compared with only three months in the first half of 2015 and poor market conditions.

Golden Ocean, 2nd Quarter 2016

Fleet development

In May 2016, the Company took delivery of Golden Fulham, a Capesize newbuilding. A final installment of $41.1 million was paid at this time and $25.0 million was drawn down in debt. The vessel participates in the revenue sharing agreement with Capesize Chartering.

In May 2016, the owner of the Golden Lyderhorn, which is chartered in by the Company and recorded as a vessel held under capital lease, notified the Company that they intended to exercise their option to sell the vessel to the Company for a net price of $9.5 million with intended delivery in August. The Company entered into an agreement to sell the vessel at the time of its re-delivery to the Company to an unrelated third party for net proceeds of $3.5 million and has recorded an impairment loss of $1.0 million in the three months ended June 30, 2016 in connection with this transaction. The vessel was delivered to the new owner on August 22, 2016.

Newbuilding program

Save for the delivery of Golden Fulham, the Company has not paid any newbuilding installments in the second quarter.

In June 2016, the Company entered into agreements with one yard for postponement of delivery for six newbuildings for seven to nine months per newbuilding. Expected delivery for these vessels will now be from January to November 2017.

As of June 30, 2016, the Company had twelve vessels under construction, of which one has been sold and will be delivered to the new owners on delivery from the yard in the fourth quarter of 2016. The Company will receive net sales proceeds of $46.2 million at time of delivery. The Company's outstanding commitments for its twelve newbuildings amount to $372.7 million with expected payments of $173.4 million in 2016 and $199.3 million in 2017 for delivery of six vessels in 2016 and six vessels in 2017.

Corporate

In July 2016, the Company announced that the Board of Directors had resolved to carry out a 1-for-5 reverse share split of the Company's ordinary shares. This was effected on August 1, 2016, at which time every five shares of the Company's issued and outstanding ordinary shares with par value $0.01 per share were automatically combined into one issued and outstanding ordinary share par with value $0.05 per share.

No fractional shares were issued in connection with this reverse split. The Company purchased fractional shares for cancellation for a cash payment equal to the closing price per share for the Company's shares on the NASDAQ at the last trading day prior to the effective date for the reverse share split.

The Company expects the shares issued in February 2016 and  currently trading under the trading symbol "GOGL-R" to become unrestricted and transferrable to the US, and start trading under the Company's regular trading symbol "GOGL" at the end of September 2016, without any further actions from the holders of these shares.

529,728,928 ordinary shares were outstanding as of June 30, 2016. The reverse share split reduced the number of outstanding common shares, and the weighted average number of shares outstanding for the second quarter, from 529,728,928 to 105,945,238 The reverse share split reduced the weighted average number of shares outstanding for the six months ended June 30, 2016 to 84,405,411.
Golden Ocean, 2nd Quarter 2016

The Dry Bulk Market

Rates in the second quarter increased from the historic lows observed in the first quarter and while there were periods of careful optimism the average rates for the quarter ended at levels comparable to operating expenses. The table below show observed gross rates as reported by the Baltic Exchange for the quarter, the preceding quarter and the same quarter last year:

USD/day (gross)	Q2-16	Q1-16	Q2-15
Capesize (CS4TC)	5,682	1,438	4,554
Panamax (PM4TC)	4,899	3,077	5,166
Supramax (SM6TC)	5,795	3,824	6,753

During April, the CS4TC index moved from approximately $1,000/day at the start of the month to a peak of approximately $8,000/day at the end of the month. At the end of the first quarter, almost 100 vessels were in warm lay-up or idling, and this combined with strong import demand to China of iron ore and coal fueled the rate hike. During the second quarter, most of these idle vessels came back into the market and although transported volumes have been strong during the quarter, rates fell back to around opex levels again.

While rates for Supramax vessels have improved steadily through the summer, rates for Capesize and Panamax vessels improved in July but have fallen back at the start of August such that rates so far in third quarter do not differ significantly from those observed earlier in the year.

Asset values increased during the second quarter and are up from the low levels observed during the first quarter by 15-20%. So far in the third quarter prices are stabilizing at those levels. There are a lot of vessels circulating in the S&P market and the number of transactions is high, with Japanese vessels being the preferred choice. In addition to second hand vessels changing owners, there are also several resales from yards available in the market. The price on these must be calibrated for the quality of the vessel, which can vary a lot depending on the builder and level of supervision.

Looking back at the expectations at the start of the year, it is fair to say that demand for dry bulk commodities has been stronger than previously expected. New stimulus packages in China have fueled the demand for steel and higher steel prices have in turn fueled the demand for iron ore. During second quarter, iron ore imports to China were strong and iron ore prices saw a strengthening during the quarter. The current price level of approximately $60/ton is above break even for the majority of the international producers but not high enough to give profit for Chinese iron ore producers on average. Should prices increase further, the international producers have capacity to increase their volumes, which will ensure that the international market keep prices in a territory where the Chinese domestic production is not competitive. China has also taken measures to curb overcapacity in the steel industry. It is, however, important to note that capacity that is being closed down is capacity that exceeds the current production. We have recently also observed several mergers between the Chinese steel mills, another effort to make larger and more sustainable units. Steel exports from China have continued strongly and in the second quarter 118 mt/year (annualized) has been exported from China, which is the highest level seen.

After a significant decline in coal imports to China in 2015 and also a slow start to this year, the numbers for second quarter show an increase in imports. Although the total consumption based on coal is slightly down, the Chinese government has taken measures to reduce the domestic production of coal. In addition to closing down mines, regulations have reduced the number of days the mines can operate from 330 to 276 days per year. Production volumes have, therefore, been cut to a level below consumption and the difference has been replaced by imported volumes. In contrast to China, imports to India have fallen during the second quarter on the back of high coal inventories and strong domestic production. Transported volumes to Europe are also down and year to date global coal transportation is down by 5-6%.

Agribulks are continuing a strong trend and exports from South America have been very high during the second quarter. Exports from Brazil and Argentina are now expected to slow down while there are high expectations for the US grain exports for the 2016/17 season. In particular, soy bean imports to China have increased following the need for more feed to the increased production of meat.
Golden Ocean, 2nd Quarter 2016

Deliveries in the second quarter came in at 10.9 million dwt, down from 18.1 million dwt in the first quarter. For July, deliveries were 2.7 million dwt, down from an average monthly volume of 3.6 million dwt in the second quarter. Delays and renegotiations are ongoing at most yards and this will affect the deliveries for the remainder of the year significantly. Should the pace from July continue for the rest of the year total deliveries will be around 45 million dwt, compared to the official orderbook at the start of the year of around 85 million dwt. For the first half of this year, deliveries account for less than 55% of the orderbook that was scheduled for delivery at the start of the year, for the same period.

Except for an order of several Valemax vessels, ordering activity has been almost non-existant. A total of 11.9 million dwt has been ordered so far this year, with the Valemax orders accounting for 10.8 million dwt of this volume.  The current market environment, the lack of financing available and the financial state of many owners are keeping new orders to a minimum. This low ordering activity is very important in order to enable the market rates to recover and stay at more healthy levels.

Scrapping came down from 12.9 mill dwt in the first quarter to 10.5 mill dwt in the second quarter, with very low volumes observed in June. This can be explained by the previously mentioned increase in rates in April combined with the monsoon season during the summer period. There has been limited scrapping over the summer and only from September and onwards will we see how the total for the year will play out.

Net fleet growth for the year is predicted by various analysts to be in the range of 1-2%. There are large differences between segments; while the Capesize fleet is projected to have zero growth and Panamax/Kamsarmax is expected to grow by 2%, analysts predict the Supramax fleet to grow by up to 8%. Most of the new vessels are in the size of 60 kdwt or above, vessels which are competing for trade both in the traditional Supramax market and in the Panamax market.

Should market rates continue at current levels, the supply side will slowly correct itself and the focus will be on the development in demand. In particular, it will be important how actual steel demand develops in China and whether the current stimulus packages will continue or fall off towards the end of the year. Steel prices in China will, therefore, be an important indicator to monitor. Average utilization has come up from 78-79% in the first quarter to just above 80% for the second quarter of this year. Most analysts predict slow improvements in fleet utilization and expect market rates to gradually recover to levels that cover costs for the owners.

Strategy and Outlook

Following the equity issue and renegotiation with banks in February this year, the Company's main focus is discussions with the yards on delaying the newbuilding orders. Golden Ocean has good support from the yards and has already postponed many newbuilding orders and negotiations are ongoing for further delays.

The Company is also focusing on good commercial management of the fleet, safe and reliable operation of the vessels and cost control through our proven outsourcing model as well as keeping a lean and efficient organization. With G&A per ship operating day (net of management fee) of less than $550/day for the first half of 2016 and operating expenses including fees to technical and ship manager of $5,000/day, Golden Ocean has a competitive cost structure.

Based on the contract cover for the third quarter and spot rates obtained so far into the quarter, we expect the operating result for the third quarter to improve relative to the second quarter of this year.

With the current market environment, the Board of Directors is pleased that Golden Ocean was an early mover in positioning itself with a strong cash position and covenant waivers. With a young fleet and high spot exposure, the sensitivity to improvements in market rates and asset values are significant and should offer an attractive option in the dry bulk market.

Golden Ocean, 2nd Quarter 2016

Forward Looking Statements
Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our  vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
August 24, 2016

Questions should be directed to:
Birgitte Ringstad Vartdal: CEO, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: CFO, Golden Ocean Management AS
+47 22 01 73 45
Golden Ocean, 2nd Quarter 2016

Interim Financial Information

Second Quarter 2016

Index

Consolidated Income Statement and Statement of Comprehensive Income

Consolidated Balance Sheet

Consolidated Cash Flow Statement

Consolidated Statement of Changes in Equity

Notes to Interim Financial Information

Golden Ocean, 2nd Quarter 2016

GOLDEN OCEAN GROUP LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2015 Apr-Jun (restated)	2016 Apr-Jun	INCOME STATEMENT (in thousands of $)	2016 Jan-Jun	2015 Jan-Jun	2015 Jan-Dec

49,333	55,569	Operating revenues	100,579	67,416	190,238

-	65	Gain (loss) on sale of newbuildings and amortization of deferred gain	166	-	(10,788)

		Operating expenses
21,557	16,224	Voyage expenses	37,942	34,971	78,099
23,924	25,574	Ship operating expenses	50,667	30,974	83,022
5,348	15,911	Charter hire expense	26,920	5,348	30,719
4,811	3,861	Administrative expenses	6,886	5,963	12,469
-	985	Impairment loss on vessels and newbuildings	985	140,962	152,597
-	-	Provision for uncollectible receivables	1,800	-	4,729
14,778	15,848	Depreciation	30,794	24,596	52,728
70,418	78,403	Total operating expenses	155,994	242,814	414,363
(21,085)	(22,769)	Net operating loss	(55,249)	(175,398)	(234,913)
		Other income (expenses)
382	574	Interest income	831	385	849
(11,296)	(11,038)	Interest expense	(20,352)	(12,863)	(28,270)
-	-	Impairment loss on marketable securities	(10,050)	-	(23,323)
(495)	(4,937)	Loss on derivatives	(17,821)	(495)	(6,939)
(571)	116	Equity results of associated companies, including impairment	(2,952)	(571)	(5,033)
-	-	Bargain purchase gain arising on consolidation	-	78,876	78,876
(407)	(1,182)	Other financial items	(1,839)	(822)	(1,897)
(12,387)	(16,467)	Total other (expenses) income	(52,183)	64,510	14,263
-	20	Tax expense	(20)	-	(189)
(33,472)	(39,216)	Net loss	(107,452)	(110,888)	(220,839)

(0.97)	(0.37)	Basic and diluted loss per share ($)	(1.27)	(4.30)	(7.30)

2015 Apr-Jun	2016 Apr-Jun	STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2016 Jan-Jun	2015 Jan-Jun	2015 Jan-Dec

(33,472)	(39,216)	Net loss	(107,452)	(110,888)	(220,839)

(5,203)	(633)	Unrealized losses from marketable securities	(633)	(5,203)	-
-	-	Foreign exchange losses	-	-	-
(5,203)	(633)	Other comprehensive loss	(633)	(5,203)	-

(38,675)	(39,849)	Comprehensive loss	(108,085)	(116,091)	(220,839)

Golden Ocean, 2nd Quarter 2016

GOLDEN OCEAN GROUP LIMITED
SECOND QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2016 Jun 30	2015 Jun 30	2015 Dec 31

ASSETS
Short term
Cash and cash equivalents	210,773	83,216	102,617
Restricted cash	15,779	1,593	351
Other current assets	89,559	113,193	100,692

Long term
Restricted cash	54,129	58,245	48,521
Vessels, net	1,764,813	1,731,191	1,488,205
Vessels under capital lease, net	6,880	13,648	8,354
Newbuildings	188,609	325,274	338,614
Other long term assets	73,770	107,660	85,516

Total assets	2,404,312	2,434,020	2,172,870

LIABILITIES AND EQUITY

Short term
Current portion of long-term debt and obligations under capital lease	14,601	182,972	36,129
Other current liabilities	57,382	46,469	43,905

Long term
Long-term debt and obligations under capital lease	1,067,983	935,355	925,647
Other long term liabilities	8,385	5,785	8,540

Equity	1,255,961	1,263,439	1,158,649

Total liabilities and equity	2,404,312	2,434,020	2,172,870

Golden Ocean, 2nd Quarter 2016

GOLDEN OCEAN GROUP LIMITED
SECOND QUARTER REPORT (UNAUDITED)

2015 Apr-Jun	2016 Apr-Jun	STATEMENT OF CASHFLOWS (in thousands of $)	2016 Jan-Jun	2015 Jan-Jun	2015 Jan-Dec

		OPERATING ACTIVITIES
(33,472)	(39,216)	Net loss	(107,452)	(110,888)	(220,839)
		Adjustments to reconcile net loss to net cash used in operating activities;
15,185	16,195	Depreciation and amortization of deferred charges	31,437	25,339	54,290
-	985	Impairment loss on vessels	985	140,962	152,597
-	-	Impairment loss on securities	10,050	-	23,323
-	(65)	(Gain) loss on sale of newbuildings and amortization of deferred gain	(166)	-	10,788
-	-	Loss on sale of marketable securities	203	-	-
-	-	Bargain purchase gain arising on consolidation	-	(78,876)	(78,876)
571	(118)	Results from associated companies	810	571	433
-	-	Impairment of associated company	2,142	-	4,600
9,222	6,068	Amortization of favorable time charter contracts	12,771	9,222	23,714
(1,142)	(167)	Amortization of unfavorable time charter contracts	(335)	(1,142)	(1,399)
3,176	2,342	Amortization of other fair value adjustments, net	4,536	3,176	6,479
(154)	6,137	Other	17,289	14	10,030
1,852	(7,038)	Change in operating assets and liabilities	(8,717)	666	33

(4,762)	(14,877)	Net cash used in operating activities	(36,447)	(10,956)	(14,827)

		INVESTING ACTIVITIES
(383)	(9,202)	Change in restricted cash	(21,037)	(6,915)	4,052
(116,989)	(41,312)	Additions to newbuildings and fixed assets	(203,035)	(339,543)	(519,013)
16,747	-	Proceeds from the sale of fixed assets	48,122	16,747	381,723
-	-	Proceeds from sale of marketable securities	125	-	-
40,148	-	Refund of newbuilding installments	-	40,148	40,148
-	(4)	Investment in associated company	(754)	-	-
88	256	Dividends received from associated company	256	88	88
(19,873)	-	Purchase of investments	-	(19,873)	(32,159)
-	-	Cash acquired on purchase of SPCs	-	108,645	108,645
-	-	Cash acquired upon merger with the Former Golden Ocean	-	129,084	129,084

(80,262)	(50,262)	Net cash (used in) provided by investing activities	(176,323)	(71,619)	112,568

		FINANCING ACTIVITIES
(30,216)	-	Repayment of long-term debt	(22,219)	(33,216)	(244,338)
13,750	25,000	Proceeds from long term debt	142,200	162,350	215,975
-	-	Net proceeds from share issuance	205,354	-	-
-	(898)	Debt fees paid	(898)	(3,825)	(3,825)
(1,739)	(1,772)	Repayment of capital leases	(3,511)	(1,739)	(5,157)

(18,205)	22,330	Net cash provided by (used in) financing activities	320,926	123,570	(37,345)

(103,229)	(42,809)	Net change in cash and cash equivalents	108,156	40,995	60,396
186,445	253,582	Cash and cash equivalents at start of period	102,617	42,221	42,221
83,216	210,773	Cash and cash equivalents at end of period	210,773	83,216	102,617

Golden Ocean, 2nd Quarter 2016

GOLDEN OCEAN GROUP LIMITED
SECOND QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $, except number of shares)	2016 Jan-Jun	2015 Jan-Jun	2015 Jan-Dec

Number of shares outstanding
Balance at beginning of period	172,675,637	80,121,550	80,121,550
Shares issued	357,053,291	92,554,087	92,554,087
Balance at end of period	529,728,928	172,675,637	172,675,637
Balance at end of period after giving effect to 1-for-5 reverse share split	105,945,238	34,535,127	34,535,127

Share capital
Balance at beginning of period	1,727	801	801
Shares issued	3,570	926	926
Balance at end of period	5,297	1,727	1,727

Additional paid in capital
Balance at beginning of period	-	772,863	772,863
Shares issued	201,784	433,526	433,526
Value of vested options in Former Golden Ocean	-	926	926
Stock option expense	-	41	41
Restricted stock unit expense	-	92	92
Transfer to contributed capital surplus	-	-	(1,207,448)
Balance at end of period	201,784	1,207,448	-

Contributed capital surplus
Balance at beginning of period	1,378,766	111,614	111,614
Contribution from shareholder	-	59,746	59,746
Stock option expense	35	-	60
Restricted stock unit expense	8	-	(102)
Transfer from additional paid in capital	-	-	1,207,448
Balance at end of period	1,378,809	171,360	1,378,766

Other comprehensive loss
Balance at beginning of period	-	-	-
Net loss	(633)	(5,203)	-
Balance at end of period	(633)	(5,203)	-

Retained deficit
Balance at beginning of period	(221,844)	(1,005)	(1,005)
Net loss	(107,452)	(110,888)	(220,839)
Balance at end of period	(329,296)	(111,893)	(221,844)
Total equity	1,255,961	1,263,439	1,158,649

Golden Ocean, 2nd Quarter 2016

GOLDEN OCEAN GROUP LIMITED
SECOND QUARTER REPORT (UNAUDITED)
NOTES

1.  GENERAL

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda based shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market and the Oslo Stock Exchange.

2.  ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on April 14, 2016.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2015, except for the retrospective implementation of the changes relating to the presentation of deferred charges as outlined in Accounting Standards Update 2015-03.

The loss for the three months ended June 30, 2015 has been reduced by $2.1 million to $33.5 million as the results for the first quarter of 2015 have been retrospectively restated for the adjustment to the bargain purchase gain arising on consolidation in the second quarter of 2015. This had no impact on the reported net loss for the six moths ended June 30, 2015 or on the balance sheet at June 30, 2015.

3.  EARNINGS PER SHARE

Earnings per share amounts for the three and six months ended June 30, 2016 are based on the weighted average number of shares outstanding of 105,945,238 being the weighted average number of shares outstanding as adjusted for the effect of the 1-for-5 reverse share split. Earnings per share amounts in comparative periods have been restated for the effect of the 1-for-5 reverse share split.

4.  AMORTIZATION OF LONG TERM TIME CHARTER CONTRACTS

Operating revenues in the six months ended June 30, 2016 have been reduced by $12.8 million as a result of the amortization of favourable time charter-out contracts, which were acquired as a result of the merger of Knightsbridge and the Former Golden Ocean on March 31, 2015 and were valued at $127.1 million. Charter hire expense in the same period has been reduced by $0.3 million as a result of the amortization of unfavourable time charter-in contracts, which were acquired as a result of the merger and were valued at $7.6 million. The net effect was a $12.5 million reduction in net income in the six months ended June 30, 2016.

5.  NEWBUILDINGS

In January 2016, the Company took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift, two Capesize and two Newcastlemax dry bulk newbuildings. Final installments of $112.6 million, in aggregate, were paid and $117.2 million was drawn down in debt.

In February 2016, the Company took delivery of, and simultaneously sold (further to a prior agreement), the Front Caribbean and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time. There was no related debt.

In May 2016, the Company took delivery of Golden Fulham, a Capesize newbuilding. A final installment of $41.1 million was paid at this time $25.0 million was drawn down in debt.
Golden Ocean, 2nd Quarter 2016

6.  VESSELS

See Note 5 above for details of Newbuildings delivered and transferred to Vessels in the six months ended June 30, 2016.

7.  VESSELS HELD UNDER CAPITAL LEASE

In May 2016, the owner of the Golden Lyderhorn, which is chartered in by the Company and recorded as a vessel held under capital lease, notified the Company that they intended to exercise their option to sell the vessel to the Company for a net price of $9.5 million with intended delivery in August. The Company entered into an agreement to sell the vessel at the time of its re-delivery to the Company to an unrelated third party for net proceeds of $3.5 million and has recorded an impairment loss of $1.0 million in the three months ended June 30, 2016 in connection with this transaction. The vessel was delivered to the new owner on August 22, 2016.

8.  DEBT

In January 2016, the Company prepaid $4.2 million, in aggregate, on two loan facilities in order to comply with minimum value covenant requirements at December 31, 2015.

In February 2016, the Company agreed with its lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility. For the period from April 1, 2016 to September 30, 2018 there will be no repayments on these facilities, a cash sweep mechanism will commence on September 30, 2016, the minimum value covenant is set at 100% with a subsequent increase to 125% or 135% (depending on the facility) on October 1, 2018 and anytime thereafter and the market adjusted equity ratio is waived. The Company also agreed that for the nine remaining newbuilding contracts where it had financing in the $425.0 million term loan facility, there will be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100% for the period. The margins on the loans are unchanged and average 2.3%, however, we will pay an increased margin of 4.25% for the deferred repayments under the loan facilities. The Company will resume repayment of each loan on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 regardless of any repayment made during the period in accordance with the new cash sweep mechanism and without affecting the final maturity date.

The Company drew down $142.2 million under its $425.0 million senior secured post-delivery term loan facility in the six months ended June 30, 2016 in connection with the delivery of five newbuildings.

The Company has recorded debt issuance costs (i.e. deferred charges) of $6.1 million at June 30, 2016 as a direct deduction from the carrying amount of the related debt rather than as an asset following its adoption of Accounting Standards Update 2015-30 and has this applied on a retrospective basis to all prior periods presented.

9.  SHARE CAPITAL

In February 2016, the Company announced a private placement of 343,684,000 new shares, or the Private Placement Shares, at NOK 5.00 per share, generating gross proceeds of NOK 1.7 billion (approximately $200 million), thereby fulfilling the equity condition in our amended financing terms, as described above. The Company's existing unused authorized share capital was not sufficient to issue all the Private Placement Shares and an increase in the authorized share capital was subsequently approved. The Private Placement Shares are restricted shares in the U.S. and are subject to a six month holding period during which they cannot be traded in the U.S. As such, the Private Placement Shares were delivered and registered on a separate ISIN BMG396371145 and listed on the OSE only under a separate trading symbol "GOGL R". The conversion price on the $200 million convertible bond, or the Convertible Bond, was adjusted in accordance with clause 14.6 of the Bond Agreement from $19.93 to $17.63 per share effective from February 23, 2016 as a result of the private placement.
Golden Ocean, 2nd Quarter 2016

On February 22, 2016, the Company's shareholders approved an increase of authorized share capital to $6,000,000.00 divided into 600,000,000 common shares of $0.01 par value each.

In February 2016, the Company announced a subsequent offering, or the Subsequent Offering, of up to 34,368,400 new common shares for gross proceeds of up to NOK171,842,000 (approximately $20 million). Ultimately, 13,369,291 new common shares, or the Subsequent Offering Shares, were issued in connection with the Subsequent Offering for gross proceeds of NOK 66,846,455 (approximately $7.8 million). As with the Private Placement Shares, the Subsequent Offering Shares issued as part of the Subsequent Offering are restricted shares in the U.S. and were listed on the OSE only under a separate trading symbol "GOGL R", on March 18, 2016.

529,728,928 ordinary shares were outstanding as of June 30, 2016 and this number was reduced to 105,945,238 by the 1-for-5 reverse share split in August 2016.

10.  COMMITMENTS AND CONTINGENCIES
In June 2016, the Company entered into agreements with one yard for postponement of delivery for six newbuildings for seven to nine months per newbuilding. Expected delivery for these vessels will now be from January to November 2017.
As of June 30, 2016, the Company had twelve vessels under construction, of which one has been sold and will be delivered to the new owners on delivery from the yard in 2016. The Company will receive net sales proceeds of $46.2 million at time of delivery. The Company's outstanding commitments for its twelve newbuildings amount to $372.7 million with expected payments of $173.4 million in 2016 and $199.3 million in 2017 for delivery of six vessels in 2016 and six vessels in 2017.
11.  SUBSEQUENT EVENTS

In July 2016, the Company announced that the Board of Directors had resolved to carry out a 1-for-5 reverse share split of the Company's ordinary shares. This was effected on August 1, 2016, at which time every five shares of the Company's issued and outstanding ordinary shares par value $0.01 per share was automatically combined into one issued and outstanding ordinary share par value $0.05 per share. This reduced the number of outstanding common shares from 529,728,928 to 105,945,238. Share capital amounts in the balance sheet at June 30, 2016. December 31, 2015 and June 30, 2015 have not been restated for the 1-for-5 reverse share split.

No fractional shares were issued in connection with this reverse split. The Company purchased fractional shares for cancellation for a cash payment equal to the closing price per share for the Company's shares on the NASDAQ at the last trading day prior to the effective date for the reverse share split.

On August 1, 2016, the conversion price of the $200 million convertible bond was adjusted from $17.63 per share to $88.15 per share as a result of the 1-for-5 reverse split.

Golden Ocean, 2nd Quarter 2016

GOLDEN OCEAN GROUP LIMITED
INTERIM REPORT JANUARY – JUNE 2016

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2016 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
August 24, 2016

Golden Ocean, 2nd Quarter 2016